Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Melco Crown Entertainment Limited, you should at once hand this circular, together with the enclosed proxy form, to the purchaser or the transferee or to the bank, the licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

DECLARATION AND PAYMENT OF SPECIAL DIVIDEND

A notice convening the extraordinary general meeting (the “EGM”) of Melco Crown Entertainment Limited (the “Company”) to be held at Grand Residence, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on 26 March 2014 at 2 p.m. (Hong Kong time) is set out on pages 7 and 8 to this circular. A proxy form for use at the EGM and at any adjournment thereof is enclosed with this circular. Such proxy form is also published on the websites of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the Company (www.melco-crown.com).

Whether or not you are able to attend such meeting, please complete and return the accompanying proxy form in accordance with the instructions printed thereon to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting at the meeting or any adjournment thereof (as the case may be) should you so wish.

28 February 2014

The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

— i —

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	American Depositary Share(s) of the Company, each of which represents three Shares

“Articles of Association”	the amended and restated articles of association of the Company, as amended, supplemented or otherwise modified from time to time

“Board”	the board of Directors

“Cayman Companies Law”	the Companies Law, as amended, of the Cayman Islands

“Company”

Melco Crown Entertainment Limited (Stock Code: 6883, NASDAQ: MPEL), a company incorporated in the Cayman Islands as an exempted company with limited liability, the Shares of which are listed on the Stock Exchange and the ADSs of which are listed on the NASDAQ Global Select Market

“Director(s)”	the director(s) of the Company for the time being

“EGM”

the extraordinary general meeting of the Company to be held at Grand Residence, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on 26 March 2014 at 2 p.m., notice of which is set out on pages 7 to 8 of this circular, or any adjournment thereof

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	25 February 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time

“NASDAQ”	the National Association of Securities Dealers Automated Quotation System

“Share(s)”	the ordinary share(s) in the share capital of the Company with a nominal value of US$0.01 each

“Shareholder(s)”	holder(s) of our Share(s)

“Share Premium Account”	the share premium account of the Company

DEFINITIONS

“Special Dividend”	the proposed special dividend of US$0.1147 per Share as recommended by the Board

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TT”	telegraphic transfer

“US$”	United States dollars, the lawful currency of the United States of America

“%”	per cent.

LETTER FROM THE BOARD

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

Executive Director:	Registered Office:
Mr. Lawrence Yau Lung Ho	190 Elgin Avenue
(Co-Chairman and Chief Executive Officer)	George Town
Grand Cayman KY1-9005
Non-executive Directors:	Cayman Islands
Mr. James Douglas Packer (Co-Chairman)
Mr. John Peter Ben Wang	Principal place of business and
Mr. Clarence Yuk Man Chung	head office in Macau:
Mr. William Todd Nisbet	22/F, Golden Dragon Centre
Mr. Rowen Bruce Craigie	Avenida Xian Xing Hai
Macau
Independent non-executive Directors:
Mr. James Andrew Charles MacKenzie	Place of business in Hong Kong:
Mr. Thomas Jefferson Wu	36th Floor, The Centrium
Mr. Yiu Wa Alec Tsui	60 Wyndham Street
Mr. Robert Wason Mactier	Central
Hong Kong

28 February 2014

To shareholders of the Company

Dear Sir or Madam,

DECLARATION AND PAYMENT OF SPECIAL DIVIDEND

INTRODUCTION

Reference is made to the announcement of the Company dated 25 February 2014 in relation to the proposed payment of Special Dividend out of the Share Premium Account pursuant to Article 147 of the Articles of Association. The purpose of this circular is to provide you with the information regarding the proposed payment of Special Dividend and to enable you to make a decision on whether to vote for or against the ordinary resolution to be proposed at the EGM. A notice of the EGM is set out on pages 7 and 8 to this circular.

LETTER FROM THE BOARD

1.	PAYMENT OF SPECIAL DIVIDEND

Subject to approval of the Shareholders, the Board proposes the declaration and payment of the Special Dividend of US$0.1147 per Share.

As at the Latest Practicable Date, the Company has 1,666,633,448 Shares in issue. Based on the number of issued Shares as at the Latest Practicable Date, the Special Dividend, if declared and paid, will amount to an aggregate amount of US$191,162,856, representing US$0.1147 per Share.

The payment of the Special Dividend will be made in HK$ for the Shareholders and in US$ for the holders of ADSs. The Shareholders will receive payment of the Special Dividend in HK$ at a conversion rate based on an exchange rate (the average of selling and buying TT rates) quoted by the Hong Kong Association of Banks in Hong Kong on 4 April 2014. The company will make a further announcement regarding the exchange rate for payment of the Special Dividend on or about 4 April 2014.

The Special Dividend will be payable on the ADSs, each of which represents three (3) Shares, in US$ to ADS holders of record on 4 April 2014. The Special Dividend of US$0.3441 per ADS, less any applicable fees and charges, will be payable by the depositary, in cash in US$.

Subject to the fulfillment of the conditions set out in the paragraph headed “Conditions of the Payment of Special Dividend” below, the Special Dividend is intended to be paid out of the Share Premium Account pursuant to Article 147 of the Articles of Association and in accordance with the Cayman Companies Law.

Conditions of the Payment of the Special Dividend

The declaration and payment of the Special Dividend is conditional upon the satisfaction of the following conditions:

(a)	the passing of an ordinary resolution by the Shareholders declaring and approving the payment of the Special Dividend pursuant to Article 147 of the Articles of Association; and

(b)

the Directors being satisfied that there are no reasonable grounds for believing that the Company is, immediately following the date on which the Special Dividend is paid, unable to pay its debts as they fall due in the ordinary course of business.

The conditions set out above cannot be waived. If the conditions set out above are not satisfied, the Special Dividend will not be paid.

Subject to the fulfillment of the above conditions, it is expected that the Special Dividend will be paid in cash on or about 16 April 2014 to those Shareholders whose names appear on the register of members of the Company at the close of business on 4 April 2014, being the record date for determination of entitlements to the Special Dividend.

Reasons for and effect of the payment of the Special Dividend

As the business and operations of the Group have generated positive earnings and cash flow, the Board proposes to pay the Special Dividend in recognition of Shareholders’ support. The Company is a holding company and a significant part of the Group’s business is carried out through operating subsidiaries of the Company at which level earnings are retained. As such, the Company may not have sufficient retained earnings to pay the Special Dividend at the holding company level. Having taken into account a number of factors including cash flow and financial condition of the Company, the Board considers it appropriate and proposes that Special Dividend be paid out of the Share Premium Account in accordance with Article 147 of the Articles of Association and the Cayman Companies Law. The Board considers such an arrangement to be in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

The Board believes that the payment of the Special Dividend will not have any material adverse effect on the financial position of the Group and does not involve any reduction in the authorized or issued share capital of the Company or reduction in the nominal value of the Shares or result in any change in the trading arrangements in respect of the Shares.

2.	CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 3 April 2014 to 4 April 2014 (both days inclusive) for the purpose of determining the entitlements of the Shareholders to the Special Dividend, during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed Special Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on 2 April 2014.

3.	EGM AND VOTING BY POLL

The EGM Notice is set out on pages 7 and 8 to this circular.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. The Company will announce the results of the poll in the manner prescribed under the Listing Rules.

A proxy form for use by the shareholders at the EGM is enclosed with this circular. Whether or not you are able to attend the EGM in person, you are requested to complete the proxy form and return it in accordance with the instructions printed thereon to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time fixed for the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM and any adjournment meeting (as the case may be) should you so wish.

No shareholder is required to abstain from voting with respect to the resolution put to vote at the EGM.

4.	RECOMMENDATION

The Board believes that approving the payment of the Special Dividend out of the Share Premium Account is in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders to vote in favor of the relevant resolution to be proposed at the EGM.

LETTER FROM THE BOARD

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board of
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON 26 MARCH 2014

Dear Shareholders,

You are cordially invited to attend the extraordinary general meeting (the “EGM”) of shareholders of Melco Crown Entertainment Limited (the “Company”) which will be held at Grand Residence, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on 26 March 2014 at 2 p.m. (Hong Kong time). The meeting is being held for the purposes of considering and, if thought fit, passing, with or without modification, the following resolution as an ordinary resolution of the Company:

“THAT (a) the declaration and payment of a special dividend of US$0.1147 per ordinary share of the Company out of the share premium account of the Company pursuant to Article 147 of the Articles of Association of the Company and in accordance with the Cayman Companies Law (as amended) of the Cayman Islands (the “Special Dividend”) to shareholders of the Company whose names appear on the register of members of the Company on the record date fixed by the board of directors (the “Board”) for determining the entitlements to the Special Dividend be and is hereby approved; and (b) the directors and officers of the Company be and are hereby authorized to execute such documents and take such action as they deem appropriate for the foregoing purpose.”

Notes:

1.

In order to identify shareholders who will be entitled to attend and vote at the meeting or any adjournment that may take place, all transfer forms accompanied by the relevant share certificates must have been lodged with the Company’s share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30pm on 24 March 2014. Shareholders whose names appear on the register of members of the Company at the close of business on 24 March 2014 shall be entitled to attend and vote at the meeting or any adjournment that may take place.

2.

A shareholder entitled to attend and vote at the meeting convened by the notice is entitled to appoint one or more proxies to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as promptly as possible but not later than 48 hours prior to the EGM or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the EGM or adjourned meeting.

4.	In accordance with the Listing Rules, voting on the above resolution will be taken by poll.

5.

If Typhoon Signal No. 8 or above, or a “black” rainstorm warning is in effect any time after 8:00 a.m. on the date of the above meeting, the meeting will be postponed. The Company will post an announcement on its website (www.melco-crown.com) and the Stock Exchange website (www.hkexnews.hk) to notify Shareholders of the date, time and place of the rescheduled meeting.

By Order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

28 February 2014

As at the date of this document, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

PROXY FORM FOR USE BY SHAREHOLDERS AT

THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON 26 MARCH 2014

I/We1

of

being the registered holder(s) of2                                                                              shares of US$0.01 each in the capital of Melco Crown Entertainment Limited (the “Company”) HEREBY APPOINT3 THE CHAIRMAN OF THE                                                                                       MEETING                                                                                                   or

of                                                                                                                                                                                                                  as my/our proxy to attend and vote for me/us at the extraordinary general meeting of the Company to be held Grand Residence, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on 26 March 2014 at 2 p.m. (Hong Kong time) and at any adjournment thereof as indicated below:

Ordinary Resolution	For[4]	Against[5]
1.

THAT (a) the declaration and payment of a special dividend of US$0.1147 per ordinary share of the Company out of the share premium account of the Company pursuant to Article 147 of the Articles of Association of the Company and in accordance with the Cayman Companies Law (as amended) of the Cayman Islands (the “Special Dividend”) to shareholders of the Company whose names appear on the register of members of the Company on the record date fixed by the board of directors (the “Board”) for determining the entitlements to the Special Dividend be and is hereby approved; and (b) the directors and officers of the Company be and are hereby authorized to execute such documents and take such action as they deem appropriate for the foregoing purpose.

Dated this day of 2014	Shareholder’s signature[6]:

Note:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.

Please insert the number of shares of US$0.01 each registered in your name(s). If no number is inserted, the proxy form will be deemed to relate to all the shares of the Company registered in your name(s).

3.

If any proxy other than the Chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this proxy form must be initialed by the person who signs it. A proxy need not be a member of the Company but must be present in person to represent the member.

4.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED “FOR” BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED “AGAINST” BESIDE THE APPROPRIATE RESOLUTION. Failure to complete any or all boxes will entitle your proxy to cast his votes on the relevant resolutions at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

5.	Same as note (4) above.
6.

This proxy form must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, this proxy form must be under its common seal or under the hand of an officer or attorney duly authorized.

7.

If more than one of the joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of the relevant shares shall alone be entitled to vote in respect thereof.

8.

In order to be valid, this proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

9.	Completion and deposit of this proxy form will not preclude you from attending and voting at the meeting if you so wish.